

April 20, 2011

<u>Via Facsimile and U.S. Mail</u>
Mr. Jason Wright
c/o Eagle Parent, Inc.
601 Lexington Avenue, 53rd Floor
New York, New York 10022

> **Re: Epicor Software Corporation**
> **Schedule TO-T filed by Eagle Parent, Inc., Element Merger Sub. Inc., Apax US VII, L.P., Apax Europe VII-A, L.P., APAX Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax US VII GP, L.P., Apax US VII GP, L.T.D., APAX Europe VII GP, L.P., Inc., Apax Europe VII GP, Co., Ltd. (the "Apax Parties")**
> **Filed April 11, 2011**
> **File No. 005-43389**

Dear Mr. Wright:

    We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>

<u>General</u>

1.   Consistent with the requirements of Exchange Act Rule 14d-3 (b)(1), please confirm that you will update information promptly following any material changes to your offer, inclusive of any litigation developments. Further, given the cross conditions associated with the Activant Merger, please include updates disclosing material developments and/or the satisfaction or waiver of conditions precedent related to the Activant

transaction.

2.   Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. Please
         revise to include the information called for by that provision with respect to each filing
         person. In that regard, please provide your analysis of whether Apax Partners Europe
         Managers Limited and Apax Partners LLP should be identified as co-bidders in the
         tender offer. Please refer to Section II.D.2. of the November 14, 2000 Current Issues
         Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Has any agreement been reached with Epicor…, page 8

3.   We refer to section 2.3 of the Epicor Merger Agreement. As noted therein, persons who
         have entered into support agreements may receive either cash or equity of the Parent or
         an affiliate of the Parent in exchange for their Epicor shares. Revise to clarify this fact in
         your disclosure.

4.   Supplementally advise us of the exchange rate formula, if any, that would be applied to
         determine the total number of shares issuable to Messrs. Klaus, R. Pickup and M. Pickup
         that could be issuable for an amount equal to the Offer Price per share. Supplementally
         advise us of the percentage of overall outstanding shares of the Parent or affiliate of the
         Parent that this could represent.

Source and Amount of Funds, page 27

5.   Reference is made to the financing proceeds condition. We note that while the bidders
         have received a commitment letter to finance the purchase of securities, the offer appears
         to be subject to a financing condition. Generally, when a bidder's ability to obtain
         financing is uncertain, a material change will occur in the information previously
         disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is
         required to promptly file an amendment to its Schedule TO disclosing this material
         change. Please confirm that the bidders will disseminate the disclosure of this change in
         a manner reasonably calculated to inform security holders as required by Rule 14d-4(d).
         In addition, please confirm that five business days will remain in the offer following
         disclosure of the change or that the offer will be extended so that at least five business
         days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at
          footnote 70) and 24296 (April 3, 1987).

6.   Further to our comment above. Please refer to Instruction 2 to Item 10 of Schedule TO.
         It does not appear that the safe harbor noted therein applies to you given the financing
         condition included in your offer. Please revise to include financial statements or advise.

Background of the Offer…, page 31

7.   We note that members of senior management of Epicor may continue to serve as executive officers and/or directors following consummation of the offer and merger. We also refer to disclosure on page 34 in which you acknowledge the bidders' affiliates had "periodically throughout the course of discussions relating to and leading up to the transaction", had discussions with Mr. Klaus regarding his and other members of management's continued role in the company after the merger. Please revise to include disclosure of <u>all</u> discussions of this topic, when they occurred, who was involved and the substantive terms discussed and negotiated. Also, please disclose when, prior to early December 2010, the basic terms of the Non-Tender and Support Agreements were first discussed amongst the relevant parties. We may have further comment.

8.   Please update the disclosure, as may be appropriate, to disclose the identity of all other executive officers or directors with whom agreements may be negotiated or have been negotiated and the material terms of such agreements.

9.   Further to our comments above. Please provide an analysis of whether Rule 13e-3 applies to the transaction and whether, as a result of the equity consideration possibly receivable by the persons who entered into Non-Tender and Support Agreements and the possible arrangements for employment and/or appointments to the Board of Directors of the post merger entity, the bidders and management with whom such arrangements have been negotiated are affiliates engaged in a going private transaction. Please refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations 201.01 and 201.06 for guidance available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm

Conditions of the Offer, page 73

10.   All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. Clarify further the language preceding the bullet points in paragraph (e) to disclose that any such conditions would need to be satisfied or waived at or prior to expiration.

11.   The Activant Closing Condition cross-references the conditions to the Parent's and Purchaser's obligations to consummate the merger as set forth in the Activant merger agreement. Based on the provisions of Article 8 of the Activant merger agreement, which cross references Section 7.1 of the Epicor Merger Agreement, the Parent's obligations to close would not be triggered until satisfaction of the condition relating to the acceptance of shares tendered in the Epicor offer. As such, determination of whether the Activant closing condition has been satisfied appears possible only <u>after</u> the offer's expiration time. Notwithstanding disclosure stating the Activant merger and Offer would contemporaneously be consummated, with a view toward revised disclosure, please

revise to clarify supplementally the cross conditions referenced above and confirm that the Activant closing conditions would all be satisfied or waived at or prior to expiration of the tender offer.

12. Please refer to conditions (d), the third bullet point of condition (e), and the first complete bullet point on page 75. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether Epicor is in compliance with its representations and warranties as set forth in the Merger Agreement and has performed in all material respects its obligations under the respective Merger Agreement or whether the conditions to the Parent's and Purchaser's obligations to consummate the transactions have been satisfied, appear to be determinations that are left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

13. In the penultimate paragraph on page 75 you disclose that the above conditions are in addition to, and not a limitation of, the rights of the filing persons to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement and the Activant Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

14. You refer to the ongoing right to assert conditions at any time and "from time to time". Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "from time to time."

15. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 75 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

16.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Exhibits

17.   Reference is made to the Section 2.3 of the Epicor merger agreement. Advise and supplementally provide, if applicable, Annex A to each Non-Tender and Support Agreement.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Via Facsimile 212.446.4900
        Kirk Radke, Esq.
        Kirkland & Ellis LLP